FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a–16 or 15d–16 of
the Securities Exchange Act of 1934
Commission file number 001-14264

For the month of September 2005

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D–35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20–F or Form 40–F.
Form 20–F ☑          Form 40–F ☐

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by
Regulation S–T Rule 101(b) (1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by
Regulation S–T Rule 101(b) (7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–___

Interim Report Third Quarter 2005

Pfeiffer Vacuum Overview

		Q1-Q3 2005	Q1-Q3 2004	Change	Q3 2005	Q3 2004	Change
Results
Total sales	K€	117,580	112,641	4.4%	40,061	37,358	7.2%
Germany	K€	31,077	30,788	0.9%	10,598	10,355	2.3%
Other countries	K€	86,503	81,853	5.7%	29,463	27,003	9.1%
Operating profit	K€	26,404	24,601	7.3%	9,423	8,612	9.4%
Net income	K€	16,217	12,467	30.1%	5,919	3,921	51.0%
Return on sales	%	13.8	11.1		14.8	10.5
Operating cash flow	K€	17,672	19,864	(11.0)%	8,195	6,939	18.1%
Earnings per share	K€	1.87	1.43	30.8%	0.68	0.45	51.1%

Balance sheet
Total assets	K€	134,482	134,063	0.3%	—	—	—
Cash and cash equivalents	K€	58,084	40,719	42.6%	—	—	—
Number of shares issued		8,790,600	8,790,600		—	—
Shareholders’ equity	K€	109,490	101,414	8.0%	—	—	—
Equity ratio	%	81.4	75.6		—	—
Return on equity	%	14.8	12.3		—	—
Capital expenditures	K€	2,080	2,852	(27.1)%	394	2,007	(80.4)%

Workforce
Workforce (average )		699	749	(6.7)%	693	747	(7.2)%
Germany		516	566	(8.8)%	511	565	(9.6)%
Other countries		183	183	0.0%	182	182	0.0%
Sales per employee	K€	168	150	12.0%	58	50	16.0%

Pfeiffer Vacuum Share Performance
The shares of Pfeiffer Vacuum Technology AG have been traded in New York since July 16, 1996, and in Frankfurt since April 15, 1998.

•	Deutsche Börse, Prime Standard, Frankfurt	Trading Symbol: PFV
•	International Securities Identification Number:	ISIN DE0006916604
•	Reuters Symbol:	PV.DE
•	New York Stock Exchange (NYSE), New York	Trading Symbol: PV
•	International Securities Identification Number:	ISIN US7170671025
•	Number of shares issued:	8,790,600 (including 100,076 treasury stock)
•	Free-float as of September 30, 2005:	100%
•	Market capitalization as of September 30, 2005:	€364.7 million
On the stock exchange in Frankfurt, Pfeiffer Vacuum share performance significantly outpaced the TecDAX during the first nine months of 2005. While the TecDAX advanced by 17.5 % from 520 to 611 points, Pfeiffer Vacuum shares surged ahead by 26.2%. On January 3, 2005, the shares opened at €32.87 and closed at €41.49 on September 30, 2005. They reached their low for the period of €31.60 on January 19, 2005, their high for the period of €42.39 on April 7, 2005.
The prices of Pfeiffer Vacuum ADRs on the NYSE, which are traded in U.S. dollars, additionally reflect changes in the exchange rate parity between the euro and the U.S. dollar over the course of the year 2005: The ADRs opened on January 3, 2005, at a price of US$44.64 and closed on September 30, 2005, at US$49.63. Their high for the period of US$54.25 was reached on April 7, 2005, their low for the period of US$41.62 on January 20, 2005.
As one of the highest dividend issuers in the TecDAX, Pfeiffer Vacuum distributed a dividend to its shareholders this year for the seventh year in a row. At the Annual Shareholders Meeting on June 8, 2005, the shareholders resolved with a clear majority to distribute a dividend of €0.90 per share, representing an increase of nearly 30 % over prior year (€0.70).
The Company was awarded three prizes during the first nine months of the year 2005 for its open, ongoing financial communications:
•	3rd place in the Mid Caps category and in the overall rankings in the BIRD 2005 — Best Investor Relations Deutschland — competition, based upon a survey of small shareholders conducted by investor magazine Börse Online

•	2nd place in the TecDAX category in the CAPITAL Investor Relations Prize 2005, based upon a European-wide survey of analysts

•	1st place in the TecDAX segment in ManagerMagazin’s competition for the best annual report 2005

The Pfeiffer Vacuum Group’s Business and Position
In a competitive environment that was characterized by economic stagnation, Pfeiffer Vacuum succeeded in significantly increasing both sales and operating profit in the Company’s core line of business during the first nine months of 2005. Discontinued operations related to the DVD line of business, which is presented separately in the income statement, had only a marginal impact on the Company’s consolidated results for the first nine months of 2005 and none at all in the third quarter of 2005. Due to growth in the Company’s core line of business and the removal of the DVD operations, after-tax earnings were at €16.2 million as of the end of September 2005 up 30.1 % over prior year.
Overall Economic Environment and Industry Situation
The world economy deteriorated overall in comparison with the year 2004. There was a general slowdown in the pace of growth on nearly all continents. Nevertheless, the markets in China and India posted above average growth. In Europe, overall growth is expected to be down from the prior year, in spite of relatively high growth rates in Eastern Europe countries. The level of economic growth in Germany again deteriorated in comparison with the year before.
Generally speaking, the reasons for this global development include significantly higher energy prices, and in Germany, the fact that reform efforts had ground to a halt prior to the national parliamentary elections.
The competitive situation in the vacuum industry, coupled with the poor development of the overall economy, especially in the industrialized nations that are relevant for sales of products and services, led to heightened competitive pressure in the vacuum market.
Sales by Segment (Companies)
During the first nine months of 2005, the Company succeeded in growing its sales by a total of €4.9 million, or 4.4%, to €117.6 million. Year on year, in fact, the third quarter of 2005 saw sales rise by a healthy €2.7 million or 7.2%.
The Company’s business operations include the development, manufacture, sale and service of vacuum pumps, vacuum measurement, components and analysis equipment and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, the Company identifies its operating segments geographically.

The Pfeiffer Vacuum Group’s Business and Position
Due to the similarity of their economic characteristics, including nature of products sold, type of customers, method of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).”
Sales by Segment

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
In K €	2005	2004	2005	2004
Net sales
Germany	17,765	16,709	51,292	49,748
Europe (excluding Germany)	12,027	10,536	37,568	33,455
United States	9,718	9,311	26,563	25,802
Asia	551	802	2,157	3,636
Total	40,061	37,358	117,580	112,641
Analysis of these numbers shows that the Company was essentially able to increase sales in all geographical segments. Only in the segment of Asia did sales decline. During the first nine months of 2005, the strongest growth, in both absolute and relative terms, was recorded in the segment of Europe (excluding Germany), where sales totaled €37.6 million, up €4.1 million, or 12.3%, from the comparable period the year before. In Germany, sales advanced by €1.5 million, or 3.1%, to a total of €51.3 million. Germany thus continued to be the segment that accounted for the highest share of total sales, 43.6%. In the United States, sales increased from €25.8 million to €26.6 million, representing growth of €0.8 million or 2.9%. The sales of the U.S. distribution subsidiary were adversely impacted by approximately €0.8 million due to the weakness of the U.S. dollar. Expressed in U.S. dollars, sales rose by 6.3 % to US$33.6 million.
Rigorous efforts aimed at winning new customers and expanding business with existing customers and new products enabled Pfeiffer Vacuum to go against the general economic trend in growing sales.

The Pfeiffer Vacuum Group’s Business and Position
Sales by Region
To provide additional information, the Company is also presenting sales by region in the following table. It includes all sales in a given region, regardless of which company in the Pfeiffer Vacuum Group actually generated these sales.
Sales by Region

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
In K €	2005	2004	2005	2004
Net sales
Germany	10,598	10,355	31,077	30,788
Europe (excluding Germany)	12,321	11,120	38,465	35,989
United States	9,746	9,274	26,470	25,655
Asia	6,924	6,296	20,243	19,316
Rest of world	472	313	1,325	893
Total	40,061	37,358	117,580	112,641
This table, too, shows that Pfeiffer Vacuum was able to increase its sales in all regions. Accounting for 32.7 % of total sales, Europe (excluding Germany) continues to be the Company’s largest market. Sales growth of €2.5 million, or 6.9%, stands in positive contrast to the general trend of economic development in the European economic region.
Sales by Product
Sales by Product

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
In K €	2005	2004	2005	2004
Net sales
Turbopumps	16,049	14,150	47,585	45,375
Measurement/analysis equipment, components	9,530	10,914	30,241	31,708
Service	6,100	6,513	17,528	18,787
Backing pumps	6,184	4,882	16,724	13,347
Systems	2,198	899	5,502	3,424
Total	40,061	37,358	117,580	112,641
The above table shows the overriding importance of turbopumps to the Company. During the first nine months of 2005, this product line generated total sales of €47.6 million, representing an increase of €2.2 million, or 4.9%, over the prior year. Turbopumps generated 40.5 % of the Company’s total sales. Nearly all of the sales growth in turbo pumps of €2.2 million was recorded in the third quarter

The Pfeiffer Vacuum Group’s Business and Position
(€1.9 million). Backing pump sales also developed positively, rising by €3.4 million, or 25.3%, to €16.7 million as per the end of September 2005. On the other hand, there was a decline in net sales of measurement/analysis equipment, components and service. The strongest growth during the first nine months of 2005 stemmed from system sales, which were up 60.7%. Here, too, the majority of the growth was recorded in the third quarter of 2005.
New Orders and Orders on Hand
New orders in the first nine months of 2005 advanced by €4.3 million, or 3.7%, over the comparable period in 2004 to a total of €121.9 million. The book-to-bill ratio, the quotient of new orders and sales, thus stood at 104 % on September 30, 2005. New orders for turbopumps, the Company’s core product, were up sharply by €5.7 million, or 12.7%, from €45.0 million in the first nine months of 2004 to €50.7 million in 2005. In addition, new orders for backing pumps increased by €2.5 million, or 16.9%, from €14.8 million to €17.3 million, while new orders in connection with systems declined moderately by €0.8 million. Service orders declined by a total of €1.3 million in 2005.
Orders on hand rose by €3.9 million, from €26.4 million at the end of September 2004 to €30.3 million on September 30, 2005. This 14.8 % increase was predominantly attributable to the higher level of orders on hand for turbopumps, which rose by €3.4 million from €11.9 million to €15.3 million. Declining by a total of €1.2 million, on the other hand, orders on hand for backing pumps, systems and service were down in comparison with the year before. Orders on hand for measurement/ analysis equipment and components advanced by €1.7 million to €6.6 million.
Contracts are only recorded as orders on hand if they are based upon binding contracts. The value of orders on hand should not be used to predict future sales and order volumes.
Earnings Development
Cost of sales and gross margin
The cost of sales incurred through September 30, 2005, totaled €62.9 million. This represents an increase of €2.9 million over the €60.1 million for the comparable period the year before. By entering into long-term contracts with suppliers, the Company was able to keep prices at a virtually constant level for cast iron, stainless steel and aluminum, for example, in contrast to the global development. Consequently, with a gross profit of €54.6 million gross margin of 46.5 % remained virtually unchanged from the year before (gross margin 46.7%).

The Pfeiffer Vacuum Group’s Business and Position
Selling and marketing expenses
Selling and marketing expenses totaled €14.3 million as of September 30, 2005, as opposed to €13.9 million for the corresponding period the year before. Selling and marketing expenses increased by €0.4 million as a result of various marketing measures. Relative to sales, the ratio declined from 12.4 % in the first nine months of 2004 to 12.2 % in 2005.
General and administrative expenses
In the first three quarters of 2005, general and administrative expenses totaled €9.0 million, down €0.2 million from the comparable prior year period (€9.2 million). Relative to sales, the ratio declined from 8.1 % to 7.6%.
Research and development expenses
In absolute terms, research and development expenses of €4.9 million for the first nine months and €1.5 million in the third quarter were similar to prior year amounts. As a result of higher sales, however, the expense ratio declined from 4.3 % to 4.2% (first nine months of 2005) and from 4.0 % to 3.8% (third quarter).
The Company will maintain the percentage of expenses allocated for research and development at a high level. Pfeiffer Vacuum is dependent upon maintaining its technological edge in designing and manufacturing vacuum pumps, and invests in order to be able to continue to sustain its position on the world market, to expand its market shares and to open up new markets. All expenditures for research and development are expensed as they are incurred.
Operating profit
During the first nine months of 2005, operating profit rose sharply from €24.6 million to €26.4 million, representing growth of €1.8 million or 7.3%. At €9.4 million, the Company’s operating profit in the third quarter of 2005 was also up sharply from 2004 (€8.6 million). The ratio between operating profit and sales, totaled 22.5 % for the first nine months of the year, up 0.7 percentage points year on year. It also rose from 23.1 % in the third quarter of 2004 to 23.5 % in the third quarter of 2005.

The Pfeiffer Vacuum Group’s Business and Position
Financial income
Financial income or loss comprises interest expense, interest income and exchange rate gains or losses. As of September 30, 2005, financial income totaled €1.9 million, as opposed to €1.6 million for the comparable period in 2004. €0.4 million of this increase were attributable, in particular, to higher exchange rate gains on payments received in U.S. dollars. This was offset by higher interest expense related to interest paid on a retroactive tax payment.
Income taxes
A tax audit on the German group companies covering the years 1999 through 2002 was concluded in 2005. This resulted in additional tax expense of €152,000, which was paid in the second quarter of 2005.
The Company’s tax rate on profits from continued operations totaled 39.9 % for the first three quarters of 2005 and 39.6 % for the first three quarters of 2004. The tax rate for the third quarter of 2005 was 40.0% (third quarter of 2004: 38.4%).
Net income from continuing operations and net income
Net income from continuing operations totaled €17.0 million as of September 30, 2005 (first nine months of 2004: €15.8 million). This represents an improvement of €1.2 million, or 7.6%, over September 2004. The after-tax return on sales thus stood at 14.5% (first nine months of 2004: 14.1%).
Given the losses from discontinued operations (see comments below under “Major events in fiscal 2005”), this results in net income of €16.2 million as of September 30, 2005. In comparison with the prior year (€12.5 million), this represents an increase of €3.8 million, or 30.1%. Net income of €5.9 million was earned in the third quarter of 2005 (third quarter of 2004: €3.9 million).
Financial Position
The financial position of the Pfeiffer Vacuum Group continues to be characterized by cash and cash equivalents on the assets side of the balance sheet and by shareholders’ equity on the opposite side. The balance sheet total on September 30, 2005, rose by 7.4%, or €9.2 million, in comparison with December 31, 2004. On the liability side of the balance sheet, this was especially attributable to the 10.2%, or €10.1 million, rise in shareholders’ equity. As a consequence of payments accrued and tax liabilities declined by 17.8%, or €2.7 million. The equity ratio stood at 81.4%, representing a further improvement from

The Pfeiffer Vacuum Group’s Business and Position
its high level of 79.3 % in 2004. The development of shareholders’ equity already includes the dividend payment totaling €7.8 million. The Company’s above-average shareholders’ equity continues to enable it to finance its investments and operations without having to resort to bank debt.
On the asset side, the increase in the balance sheet total was predominantly attributable to the €13.1 million increase in cash and cash equivalents to €58.1 million, as well as the €3.5 million rise in trade accounts receivable to €22.4 million. This was compensated for by the €4.0 million decline in long- and short-term securities to €6.0 million. The development of liquid assets results from the cash flow statement.
Cash Flow
Cash flow from operating activities totaled €17.7 million for the first nine months of 2005 and represents a decline of €2.2 million from the €19.9 million total for the comparable period in 2004. This was attributable, in particular, to the €3.2 million increase in income tax liabilities and the €1.2 million rise in other payables, which had a total positive impact of €4.4 million on cash flow as of September 30, 2004. In addition, the €2.9 million rise in trade accounts receivable as of September 30, 2005 was €2.7 million higher than in 2004, primarily due to higher net sales. On the other hand, the €3.8 million rise in net income had a compensating effect.
Net cash provided by investing activities totaled €2.2 million for the first nine months of the year 2005. The key factors in this regard, in particular, consisted of security redemptions (€9.0 million) as well as securities purchased (€5.0 million), which netted to net cash provided of €4.0 million. A total of €2.1 million was invested in fixed assets (first nine months of 2004: €2.9 million).
A dividend of €0.90 per share was approved at the Annual Shareholders Meeting in June 2005. A total of €7.8 million was distributed to shareholders (2004: €6.1 million). As in the year before, the dividend payment was the only factor that influenced net cash used in financing activities.
Cash and cash equivalents rose by a total of €13.1 million as of the nine months ended September 30, 2005 (prior year’s period: €11.3 million), amounting to €58.1 million, or 43.2 % of the balance sheet total, on September 30, 2005. Pfeiffer Vacuum is thus able to generate the required cash from operating activities to financing its day-to-day business and investment projects.

The Pfeiffer Vacuum Group’s Business and Position
Major Events in Fiscal 2005
In the second quarter of 2005, corporate management, with the required approval of the Supervisory Board, discontinued its DVD line of business. This decision was based upon the sustained economic weakness of this line of business, which was attributable, among other things, to the poor customer payment record. According to U.S. GAAP accounting rules, the losses incurred in this line of business are presented separately in the income statement as discontinued operations.
While losses in the first nine months of 2004 had still totaled approximately €3.4 million, they were reduced to €0.8 million in 2005. In fact, expenses and income offset one another in the third quarter of 2005. The Company does not anticipate that discontinued operations will have any major impact on profitability in the future.
During the first nine months of the 2005 fiscal year, there was no change in the economic or competitive environment or in the Company’s position, aside from its withdrawal from DVD business.
Nor do any events of particular significance exist subsequent to the close of the quarter.
Workforce
As of September 30, 2005, the Company employed a workforce of 693 people, 511 of them in Germany and 182 in other countries.
Workforce

	Germany		Other Countries
	September 30,
	2005	2004	2005	2004
Manufacturing	278	301	56	57
Research and Development	77	96	—	—
Sales and Marketing	101	103	96	91
Administration	55	65	30	34
Total	511	565	182	182
As a result of its withdrawal from DVD business, the Company’s personnel level in Germany declined by 9.6 % in comparison with September 30, 2004.
Risk Report
During the first nine months of the 2005 fiscal year, there were no changes in the risks described on pages 76 through 79 of the 2004 Annual Report. The Annual Report can be downloaded over the Internet from www.pfeiffer-vacuum.de.

The Pfeiffer Vacuum Group’s Business and Position
Outlook
The forecast for the world economic growth was again diminished to 2.5%. Pfeiffer Vacuum’s growth rate in the first nine months of 2005 was above this forecast.
Despite low economic growth on a global basis management is optimistic that the Company will achieve a slight increase in sales in the fourth quarter of 2005 compared to the first three quarters based on current order intake information.
Major negative impacts — due to the US dollar exchange rate or significant increases in commodity prices — are not expected in the fourth quarter of 2005.
Overall, the Company assumes that along with constantly growing sales its profitability will remain in line with the first three quarters or slightly improve.

Interim Financial Statements
Consolidated Statements of Income (unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
In K €	2005	2004	2005	2004

Net sales	40,061	37,358	117,580	112,641
Cost of sales	(21,482)	(19,948)	(62,944)	(60,086)
Gross profit	18,579	17,410	54,636	52,555

Selling and marketing expenses	(4,712)	(4,603)	(14,331)	(13,911)
General and administrative expenses	(2,916)	(2,714)	(8,973)	(9,164)
Research and development expenses	(1,528)	(1,481)	(4,928)	(4,879)
Operating profit	9,423	8,612	26,404	24,601

Interest expense	(3)	(2)	(106)	(21)
Interest income	219	112	826	773
Foreign exchange gain	227	94	1,224	836
Income from continuing operations before taxes	9,866	8,816	28,348	26,189

Income taxes	(3,947)	(3,388)	(11,312)	(10,360)

Income from continuing operations	5,919	5,428	17,036	15,829

Discontinued operations:
Loss from operations of DVD business net of tax	—	(1,507)	(681)	(3,362)
Loss on disposal net of tax	—	—	(138)	—
Loss on discontinued operations net of tax	—	(1,507)	(819)	(3,362)

Net income	5,919	3,921	16,217	12,467

Basic and diluted income per ordinary share and ADR from:

Continuing operations (in €)	0.68	0.62	1.96	1.82
Discontinued operations (in €)	—	(0.17)	(0.09)	(0.39)
Net	0.68	0.45	1.87	1.43
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Balance Sheets (unaudited)

	September 30,	December 31,
In K €	2005	2004

Assets
Cash and cash equivalents	58,084	44,986
Trade accounts receivable	22,434	18,967
Other accounts receivable	2,630	4,056
Inventories	13,729	13,954
Investment securities	—	9,000
Prepaid expenses	653	541
Deferred tax assets	956	774
Other current assets	—	564
Assets held for sale	258	1,519
Total current assets	98,744	94,361

Intangible assets	575	491
Property, plant and equipment	22,787	23,225
Investment Securities	6,000	1,002
Deferred tax assets	2,428	2,328
Prepaid pension cost	2,823	2,817
Other assets	1,125	1,009
Total non-current assets	35,738	30,872

Total assets	134,482	125,233

Liabilities and shareholders’ equity
Trade accounts payable	3,429	2,965
Accrued liabilities	7,435	9,519
Income tax liabilities	5,088	5,720
Customer deposits	1,332	1,911
Other payables	4,688	2,328
Liabilities held for sale	146	1,186
Total current liabilities	22,118	23,629

Convertible bonds	768	794
Accrued pension	2,106	1,455
Total non-current liabilities	2,874	2,249

Shareholders’ equity
Share capital (13,459,350 no par value ordinary shares authorized, 8,790,600 issued and 8,690,524 outstanding at September 30, 2005 and at December 31, 2004)	22,504	22,504
Additional paid-in capital	2,821	2,821
Retained earnings	87,652	79,256
Accumulated other comprehensive loss	(1,049)	(2,788)
Treasury stock, at cost (100,076 ordinary shares)	(2,438)	(2,438)
Total shareholders’ equity	109,490	99,355

Total liabilities and shareholders’ equity	134,482	125,233
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Shareholders’ Equity (unaudited)

				Accumulated Other
				Comprehensive Income/Loss				Total
		Additional		Minimum	Cumulative	Unrealized		share-
	Share	paid-in	Retained	pension	translation	gain/(loss)	Treasury	holders’
In K €	capital	capital	earnings	liability	adjustment	on hedges	stock	equity

Balance at January 1, 2003	22,504	2,821	65,870	(656)	1,560	409	—	92,508
Dividends paid			(4,903)					(4,903)
Treasury stock							(2,438)	(2,438)
Net income			12,746					12,746
Components of other comprehensive income - net of tax of €(305) -				592	(3,609)	141		(2,876)
Total comprehensive income								9,870
Balance at December 31, 2003	22,504	2,821	73,713	(64)	(2,049)	550	(2,438)	95,037
Dividends paid			(6,083)					(6,083)
Net income			11,626					11,626
Components of other comprehensive income - net of tax of €294 -				(100)	(765)	(360)		(1,225)
Total comprehensive income								10,401
Balance at December 31, 2004	22,504	2,821	79,256	(164)	(2,814)	190	(2,438)	99,355
Dividends paid			(7,821)					(7,821)
Net income			16,217					16,217
Components of other comprehensive income - net of tax of €181 -					2,036	(297)		1,739
Total comprehensive income								17,956
Balance at September 30, 2005	22,504	2,821	87,652	(164)	(778)	(107)	(2,438)	109,490
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Cash Flows (unaudited)

	Nine months ended September 30,
In K €	2005	2004

Cash flow from operating activities:
Net income	16,217	12,467
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,415	2,483
Gain on disposal of fixed assets	(31)	(48)
Change in deferred taxes	—	60
Provision for doubtful accounts	127	897
Gain (loss) on disposal of discontinued operations and changes in assets and liabilities held for sale	35	(1,317)
Effects of changes in operating assets and liabilities:
Trade accounts receivable	(2,939)	(198)
Other accounts receivable	1,442	169
Inventories	606	(1,830)
Prepaid expenses	(99)	13
Other current assets	258	588
Other long-term assets	(75)	(284)
Prepaid pension cost	(6)	—
Accrued pension liabilities	585	770
Accounts payable trade	455	211
Income tax liabilities	(649)	3,241
Accrued other liabilities	(2,210)	810
Customer deposits	(623)	643
Other payables	2,164	1,189
Net cash provided by operating activities	17,672	19,864

Cash flow from investing activities:
Proceeds from disposal of fixed assets	65	132
Proceeds from disposal of discontinued operations	171	—
Capital expenditures	(2,080)	(2,852)
Purchase of investment securities	(4,998)	—
Repayment of investment securities	9,000	—
Net cash provided by (used in) investing activities	2,158	(2,720)

Cash flow from financing activities:
Dividend payment	(7,821)	(6,083)
Net cash used in financing activities	(7,821)	(6,083)

Effects of foreign exchange rate changes on cash and cash equivalents	1,089	226

Net increase in cash and cash equivalents	13,098	11,287

Cash and cash equivalents at beginning of period	44,986	29,432

Cash and cash equivalents at end of period	58,084	40,719

Non-cash transactions:
Repayments of convertible bonds and employee loans	(26)	(26)
See accompanying notes to the interim financial statements.

Notes to the Interim Financial Statements (unaudited)
1. The Company and Basis of Presentation
Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the production facility in Asslar, Germany, include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations as well as customized vacuum systems, vacuum components and instruments.
Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries as well as independent marketing agents. Moreover, there are service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.
The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG and its subsidiaries (“the Company” or “Pfeiffer Vacuum”) have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG annual report on Form 20-F for the year ended December 31, 2004, and the Company’s homepage (www.pfeiffer-vacuum.de).
Pfeiffer Vacuum presents its Consolidated Financial Statements in euros (€).
2. Summary of Significant Accounting Policies
Consolidation Principles
All companies which Pfeiffer Vacuum Technology AG directly or indirectly controls are consolidated. The Company is considered to control an entity if it either directly or indirectly holds a majority of the voting rights and can therefore exercise a controlling influence.
All material intercompany gains and losses, receivables, liabilities, revenues and expenses are eliminated as part of the consolidation process.

Notes to the Interim Financial Statements (unaudited)
Use of Estimates
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are reported in the financial statements and accompanying notes. These estimates and assumptions could differ from the actual results.
Components of Operating Expenses
Cost of sales include all expenses that are related to the sold product or service in a direct or indirect manner, for example, material consumption (including inbound freight charges), production related wages and salaries, purchasing and receiving costs, inspection costs, warehousing costs and certain service costs. Inventory excess and obsolescence charges are also recorded in cost of sales as well as warranty related expenses. Selling and marketing expenses mainly include wages and salaries, costs for marketing and advertising and costs related to trade fairs and conventions as well as other merchandising costs (including catalogs, brochures, etc.). General and administrative expenses predominantly include wages and salaries, allowance for doubtful accounts, audit and other general consulting fees and other costs that relate to the company as a whole (e.g., IT consulting).
Reclassifications
Certain prior-year amounts have been reclassified to provide comparability with the presentation of the current year financial statements.
Foreign Currency Translation
The financial statements of the Company’s foreign subsidiaries have been translated into euros (€) in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency in which that entity conducts its business. When translating foreign functional currency financial statements, year-end exchange rates are applied to the assets and liabilities, while average annual exchange rates are applied to income statement accounts. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss).

Notes to the Interim Financial Statements (unaudited)
3. New U.S. Legislation and Accounting Rules
As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (“SEC”) — also apply to Pfeiffer.
4. Restructuring
In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.’’ This Standard requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made.
During the third quarter of 2004 and after other cost reduction measures proved ineffective, the Company decided to cease the DVD business and entered into a plan of termination which impacted most of the employees in this division. DVD-business deals with development and production of manufacturing lines for digital versatile discs and falls within the operating segment Germany. Due to the German Works Council Constitution Act (Betriebsverfassungsgesetz) the Company must reach and reached an agreement with its workers council regarding the provisions of the one-time termination benefits for 51 employees. This agreement included the date of termination of each employment contract, amounts of termination payments and the payment date. The accrued amount includes only the severance payment and not regular salaries which were paid out during the minimum retention period and reflected as period costs. An employee will receive severance regardless of whether such employee remains with the Company for the minimum retention period.
The redundancy plan was approved by the management, having the corresponding authority to do so, the employees to be terminated, their function and their location were identified in this plan, each dismissed employee was able to calculate their individual indemnity by using the formula set up in the plan (depending on age, seniority and salary) and it was and is still unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
The total amount expensed in the third quarter of 2004 regarding this redundancy plan was approximately €1.2 million. The accrued restructuring costs due to the redundancy program amounted to €0.9 million at December 31, 2004 and were completely paid off until September 30, 2005. The Company does not expect additional expenses due to this program.

Notes to the Interim Financial Statements (unaudited)
5. Discontinued Operations
In the second quarter of 2005, the management board committed to a plan to dispose of this business, having obtained supervisory board approval as required in order to terminate this sideline activity. Beginning with the second quarter of 2005, the DVD business as part of the segment Germany is reflected as a discontinued operation. All prior period statements have been restated accordingly.
In April 2005, the Company sold by auction the fixed assets and the respective inventories of the manufacturing site in Aschaffenburg. The disposal of the fixed assets and the respective inventories resulted in a loss before tax of approximately €0.2 million.
Gains and losses of discontinued operations were as follows:
Gains and Losses

	Three months ended		Nine months ended
	September 30,		September 30,
In K €	2005	2004	2005	2004
Loss from operations of DVD business before income tax benefit	—	(2,426)	(1,097)	(5,411)
Income tax benefit	—	919	416	2,049
Net loss from operations of DVD business	—	(1,507)	(681)	(3,362)

Loss on disposal before income tax benefit	—	—	(222)	—
Income tax benefit	—	—	84	—
Net loss on disposal	—	—	(138)	—

Total loss from discontinued operations before income tax benefit	—	(2,426)	(1,319)	(5,411)
Income tax benefit	—	919	500	2,049
Net total loss from discontinued operations	—	(1,507)	(819)	(3,362)
The Company expects that any future expenses due to the discontinued operations will not be material.

Notes to the Interim Financial Statements (unaudited)
The assets and liabilities of the discontinued operations were as follows:
Assets and Liabilities

	September 30,	December 31,
In K €	2005	2004
Assets
Trade accounts receivable and other receivables	43	6
Inventories — net	215	911
Intangible and fixed assets	—	602
Total current assets	258	1,519

Liabilities
Trade accounts payable and other payables	50	1,060
Accrued other liabilities	96	126
Total current liabilities	146	1,186
6. Inventories
Inventories are stated at the lower of cost or market.
Inventories consist of the following:
Inventories

	September 30,	December 31,
In K €	2005	2004
Raw materials	4,225	4,218
Work-in-process	3,266	4,241
Finished products	6,238	5,495
Total inventories	13,729	13,954
7. Investment Securities
The Company holds investment securities amounting to €6.0 million, which will be held until final maturity and are consequently valued at carrying cost of acquisition. During the third quarter of 2005, the Company purchased investment securities amounting to approximately €2.0 million.
Within the second quarter of 2005, the issuer executed the right to repay the investment security amounting to €9.0 million before original maturity according to the notes of the investment.

Notes to the Interim Financial Statements (unaudited)
8. Stock-Based Compensation — Convertible Bonds
As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, the Company applies the intrinsic value-based method in accordance with APB Opinion No. 25 for its stock-based compensation plans. Under APB No. 25, “Accounting for Stock Issued to Employees,” compensation expense is recorded on the measurement date only if the current market price of the underlying stock exceeds the exercise price.
As of September 30, 2005, employees had returned 3,000 of these convertible bonds having an aggregate principal value of €384,000 and repaid the corresponding employee loans.
Accounting for Stock Based Compensation
A summary of option shares related to the convertible bonds is as follows:
Shares Related to the Convertible Bonds

		Weighted Average
	Number of	Exercise Price
	Shares Outstanding	€ per Share
Convertible shares outstanding January 1, 2004	330,000	44.74
Granted	—	—
Exercised	—	—
Forfeited	(20,000)	42.86
Convertible shares outstanding December 31, 2004	310,000	44.86
Granted	—	—
Exercised	—	—
Forfeited	(10,000)	42.86
Convertible shares outstanding September 30, 2005	300,000	44.93
Shares exercisable at September 30, 2005 totaled 228,000. The fair value of each option grant is estimated on the date of grant using the Black—Scholes option pricing model with the following assumptions used for grants in 2002 and 2000: Risk-free interest rates ranging from 4 % to 5%; expected lives ranging from 4.5 to 6 years; expected dividend yield of 1 % to 2%; and expected volatility ranging from 30 % to 40%.
SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based compensation to employees using the fair value method. For pro forma purposes, using the fair value method the Company’s net income from continuing operations would have been K €16,711 and the respective earnings per share would have been €1.92 and net loss from discontinued operations would have been K €1,144 and the respective earnings per share would have been € (0.13) for the nine months ended

Notes to the Interim Financial Statements (unaudited)
September 30, 2005. For the three months ended September 30, 2005 the proforma net income from continuing operations would have been K €5,811 and the respective earnings per share would have been €0.67. There would have been no losses from discontinued operations in the third quarter of 2005.
9. Earnings per Ordinary and Diluted Share and ADR
The following table sets forth the computation of basic and diluted earnings per share and ADR:
Earnings per Ordinary and Diluted Share and ADR

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Numerator:
Income from continuing operations (in thousands €)	5,919	5,428	17,036	15,829
Loss on discontinued operations (in thousands €)	—	(1,507)	(819)	(3,362)
Net income (in thousands €)	5,919	3,921	16,217	12,467

Denominator:
Denominator for basic earnings per share — weighted-average shares	8,690,524	8,690,524	8,690,524	8,690,524

Effect of dilutive securities:
Convertible bonds	—	—	—	—

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	8,690,524	8,690,524	8,690,524	8,690,524

Basic earnings per share and ADR from:
Continuing operations (€)	0.68	0.62	1.96	1.82
Discontinued operations (€)	—	(0.17)	(0.09)	(0.39)
Net	0.68	0.45	1.87	1.43
Diluted earnings per share and ADR from:
Continuing operations (€)	0.68	0.62	1.96	1.82
Discontinued operations (€)	—	(0.17)	(0.09)	(0.39)
Net	0.68	0.45	1.87	1.43

Notes to the Interim Financial Statements (unaudited)
10. Pension Benefits and Similar Obligations
Most employees of the Company are entitled to receive pension benefits from Pfeiffer Vacuum, which are covered by defined benefit plans. Plan assets for the German Pension Plans are held in the Pfeiffer Vacuum Trust e. V. (“the Trust”), a registered association. It is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held. Contributions for the year 2004 totalled K €836. The trust has invested this cash in a mutual fund managed by an unrelated third party that pursues a target allocation of 30 % in equities and 70 % in fixed-income securities and cash.
Pension expense for all plans included the following components:
Pension Expense for All Plans

	Three months ended		Nine months ended
	September 30,		September 30,
In K €	2005	2004	2005	2004
Service cost	253	221	755	662
Interest cost	552	516	1,653	1,548
Expected return on assets	(546)	(501)	(1,635)	(1,504)
Amortization of
unrecognized net actuarial (gains) losses	38	4	114	11
unrecognized prior service cost	18	19	55	57
unrecognized net obligation	7	—	19	—
Net pension cost	322	259	961	774
In March 2005, the Company contributed approximately €0.8 million to the Pfeiffer Vacuum Trust e. V. as plan assets for its German based early retirement obligation. Analog to the pension plan presentation, Pfeiffer Vacuum offsets these designated assets against the early retirement obligation in the liabilities section of the consolidated financial statements.

Notes to the Interim Financial Statements (unaudited)
11. Warranty
Warranty accruals are established in the period the related revenue is recognized. The estimate is based on managements’ estimate and historical experience by specific product type.
Warranty provisions developed as follows:
Warranty Provisions

	September 30,
In K €	2005	2004
Balance at beginning of period	2,897	3,529
Warranties issued during the period	1,365	1,085
Utilization of accruals	(181)	(91)
Balance at end of period	4,081	4,523
12. Segment Information
The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, the Company identifies its operating segments geographically. Due to the similarity of their economic characteristics, including nature of products sold, type of customers, method of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).”
The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax.

Notes to the Interim Financial Statements (unaudited)
Information concerning the Company’s continuing operations by geographic locations is summarized as follows:
Continuing Operations by Geographic Locations

	Three months ended		Nine months ended
	September 30,		September 30,
In K €	2005	2004	2005	2004
Net Sales
Germany
Unaffiliated	17,765	16,709	51,292	49,748
Intercompany	14,068	11,698	41,605	37,124
	31,833	28,407	92,897	86,872
Europe (excluding Germany)	12,040	10,550	37,626	33,524
United States	9,769	9,315	26,619	25,813
Asia	785	983	2,974	4,079
	54,427	49,255	160,116	150,288
Intercompany eliminations	(14,366)	(11,897)	(42,536)	(37,647)

Total	40,061	37,358	117,580	112,641

Operating profit
Germany	7,588	6,782	20,906	19,140
Europe (excluding Germany)	1,028	901	2,846	2,832
United States	803	851	1,996	1,966
Asia	93	89	594	513
	9,512	8,623	26,342	24,451
Intercompany eliminations	(89)	(11)	62	150

Total	9,423	8,612	26,404	24,601
Information concerning the Company’s discontinued operations by geographic locations is summarized as follows:
Discontinued Operations by Geographic Locations

	Three months ended		Nine months ended
	September 30,		September 30,
In K €	2005	2004	2005	2004
Net Sales
Germany
Unaffiliated	36	1,847	442	4,851
Intercompany	(25)	3	(37)	5
	11	1,850	405	4,856
Intercompany eliminations	25	(3)	37	(5)

Total	36	1,847	442	4,851

Operating profit
Germany	(25)	(2,423)	(1,388)	(5,394)
Intercompany eliminations	25	(3)	37	(5)

Total	0	(2,426)	(1,351)	(5,399)

Notes to the Interim Financial Statements (unaudited)
13. Income Tax Expense
Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.
The Company’s effective tax rate of its continuing operations was 39.9 % for the first nine months of 2005 and 39.6 % for the first nine months of 2004. The effective tax rate for the third quarter 2005 was 40.0% (2004: 38.4%).
The tax rate used for calculation of the income tax benefit from discontinued operations was 37.9 % in both, the nine month period ended September 30, 2005 and 2004, respectively.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
November 7, 2005
PFEIFFER VACUUM TECHNOLOGY AG
By: /s/ Wolfgang Dondorf
_________________________________
Wolfgang Dondorf
Chief Executive Officer
By: /s/ Manfred Bender
_________________________________
Manfred Bender
Chief Financial Officer

Additional Information
Financial Calendar 2006
•	2005 Annual Results Thursday, March 23, 2006

•	1st Quarter 2006 Results Wednesday, May 3, 2006

•	Annual Shareholders Meeting Wednesday, May 31, 2006

•	2nd Quarter 2006 (1st Half Year) Results Tuesday, August 8, 2006

•	3rd Quarter 2006 (9-Months) Results Tuesday, November 7, 2006
Contacts
Investor Relations
Gudrun Geissler
Berliner Strasse 43
35614 Asslar
Germany
Phone: +49 (0) 6441 802-314
Fax:     +49 (0) 6441 802-365
Gudrun.Geissler@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net
Public Relations
Sabine Trylat
Berliner Strasse 43
35614 Asslar
Germany
Phone: +49 (0) 6441 802-169
Fax:     +49 (0) 6441 802-883
Presse@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net